1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 22, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CLOSE OF RIGHTS OFFER OF THE CONVERTIBLE HYBRID BONDS TO ELIGIBLE SHAREHOLDERS

CLOSE OF RIGHTS OFFER OF THE CONVERTIBLE HYBRID BONDS TO ELIGIBLE SHAREHOLDERS

The Rights Offer of the Convertible Hybrid Bonds by Yancoal Australia to Eligible Shareholders was closed on 22 December 2014.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CLOSE OF RIGHTS OFFER OF THE CONVERTIBLE HYBRID BONDS TO ELIGIBLE SHAREHOLDERS

Reference is made to the announcements of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 November 2014 (the “Prospectus Announcement”), 12 December 2014 (the “Supplementary Prospectus Announcement”) and 18 December 2014 (the “Second Supplementary Prospectus Announcement”) and the circular of the Company dated 27 November 2014 (the “Circular”) in relation to the Rights Offer of Convertible Hybrid Bonds by Yancoal Australia Limited (“Yancoal Australia”). Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Prospectus Announcement, the Supplementary Prospectus Announcement, the Second Supplementary Prospectus Announcement and the Circular.

The Rights Offer of Convertible Hybrid Bonds by Yancoal Australia to Eligible Shareholders (as defined in the Second Supplementary Prospectus) was closed on 22 December 2014, raising approximately US$1,800,209,900 (including approximately US$1.8 billion of Convertible Hybrid Bonds for which the Company has irrevocably undertaken to subscribe as disclosed in the Circular).

Entitlements to subscribe for approximately US$507,596,300 of Convertible Hybrid Bonds, representing entitlements not taken up by the Eligible Shareholders as well as entitlements that ineligible shareholders were not eligible to take up, will be offered for sale under a shortfall bookbuild (the “Shortfall Bookbuild”). The Shortfall Bookbuild will take place on 23 December 2014.

The Convertible Hybrid Bonds are expected to be issued on 31 December 2014.

Trading of the Convertible Hybrid Bonds on the ASX is expected to commence on 2 January 2015 on a deferred settlement basis under the ASX code of “YCNPA”. Trading on a normal settlement basis is expected to commence on 8 January 2015.

Please refer to the Circular, the Prospectus, the Supplementary Prospectus and the Second Supplementary Prospectus for details of the Convertible Hybrid Bonds.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 December 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC